Alexco Resource Corp.
Management’s Discussion and Analysis
For the three month period ended September 30, 2006

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Company”) is dated November 8, 2006 and provides an analysis of Alexco’s financial results for the quarter ended September 30, 2006 compared to the same quarter in the previous year.

The following information should be read in conjunction with the Company’s September 30, 2006 unaudited interim consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2006, which were prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are expressed in Canadian dollars except where noted. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Company’s June 30, 2006 audited consolidated financial statements.

Description of Business

Alexco was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Company conducts mineral exploration in Canada primarily in Yukon. Alexco also performs reclamation and remediation services at mine sites using its rights to certain patents and the expertise acquired by its officers.

Pursuant to sale and assignment agreements with NovaGold Canada Inc. ("NovaGold"), Viceroy Minerals Corporation (“Viceroy”) and Asset Liability Management Group ULC (“ALM”), the Company acquired various assets in exchange for common shares and cash in three separate transactions which closed on March 15, 2005. The assets acquired included: cash, restricted cash, buildings and equipment, mineral properties and environmental remediation expertise.

The Company holds interests in the Keno Hill, Brewery Creek, McQuesten, Sprogge, Harlan and Klondike properties located in the Yukon Territory and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties located in British Columbia.

Keno Hill Silver Property

The Keno Hill mining district is located in Yukon 330 km north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the Nacho Nyak Dun First Nation. The district consists of 14,980 hectares of mining leases, quartz claims and crown grants. The lands to be controlled by Alexco have numerous occurrences of mineral deposits and prospects, including 35 mines with a history of production. The Yukon Government's published Minfile database states that between 1921 and 1988, the district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited filed for bankruptcy.

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited ("UKHM") by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Company, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. ("ERDC").

"Interim Closing" of the UKHM transaction was completed on April 18, 2006, and the Company applied for a water licence on October 18, 2006, eventual issuance of which will permit "Final Closing" of the acquisition to take place.

At the same time, and as specifically allowed in the negotiated Subsidiary Agreement, Alexco has initiated a broad exploration program in the historic silver district, including compilation and digitization of relevant historic data, and a comprehensive field program of geology, geochemistry, geophysics and drilling. The Company plans to drill at least 11,500 metres by the end of 2006, focused primarily toward systematic testing of numerous targets, validating mineral resources as appropriate and acquiring a better understanding of the local geology and ore controls.

The Company has incurred $3,116,000 in exploration costs during the three month period ended September 30, 2006 at the Keno Hill property. Two drills were active and completed over 6,000 metres. Alexco has established a semi-permanent 36 man camp to house the current work force.

As of November 8, 2006 the Company had completed more than 9,500 metres of drilling on seven targets in the district and is anticipating continued drilling until the end of November, 2006.

Brewery Creek Gold Property

The Brewery Creek property is located in Yukon, near Dawson City. Viceroy Resource Corp. operated an open pit-heap leach mine there until 2002 when the mine was closed. Reclamation of the mine has been completed and long-term monitoring is ongoing. Previous re-interpretation conducted by NovaGold Canada Inc. during the summer of 2004 recognized significant similarities to the Donlin Creek deposit in Alaska, USA. As at Donlin Creek, mineralization at Brewery Creek is related to a series of high-level porphyritic dikes and sill like bodies that intrude sedimentary rocks including fine-grained carbonaceous shale, siltstone and sandstone.

Widespread mineralization occurs over 15 kilometers of strike length in a series of small, shallow oxide gold deposits discovered and exploited by Viceroy. Exploration by Viceroy focused almost exclusively on identification of shallow oxidized deposits consistent for a heap leach mining operation. Most of the exploration drilling was limited to 50 meters (150 ft.) depth. Viceroy did not test the potential for higher grade, sulfide resources deeper in the system.

The Company commissioned an independent qualifying report (the "Brewery Creek Report") on the Brewery Creek property entitled "Brewery Creek Gold Project, Yukon Territory, Canada" authored by Ronald G. Simpson, P. Geo. of GeoSim Services Inc. dated November 4, 2005.

Based on the Brewery Creek Report, although the Brewery Creek property is currently in a reclamation and closure phase, geological and structural mapping in 2002 and 2003 developed a more regionally consistent structural model indicating potential for the discovery of additional oxide and higher grade sulphide deposits. The report recommends that comprehensive structural and stratigraphic mapping needs to continue outboard from the known deposits to define the potential of other polydeformed, regional fold closures that may have acted as deep seated, extensional sinks for later gold deposition. The report also notes that in the current environment of improving gold prices and approximately 2 million tonnes of useable space left on the heap leach pad, indicated resources of 145,000 ounces and inferred resources of 143,000 ounces may prove economically feasible in the future.

Continued exploration work is ongoing. Work in 2006 included drilling of 1,184 metres in 9 holes, detailed structural mapping of existing trenches and road exposures and re-logging of the deeper drill holes on the property in order to refine local controls to gold mineralization and how they relate to the regional deformation model. Work in 2006 was focussed at the Bohemian and Classic zones, to the east and south of the primary mineralized trend respectively.

Other Services

The Company also performs reclamation and remediation consulting services for mining companies and governments on abandoned and existing mine sites as well as development projects.

Additional information on the Company is available on the Company’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

Access Acquisition

On June 30, 2006, the Company completed the business acquisition of Access Mining Consultants Ltd. (“Access” or “Access Consulting”). Access is a mid-tier environmental consulting firm headquartered in Whitehorse, Yukon. Under a plan of arrangement the Company acquired 100% of Access in exchange for $1 million in cash and $1 million fair valued common shares (383,978 Alexco common shares) calculated at the volume weighted average price for the 10 trading days prior to June 27, 2006. The transaction was accounted for using the purchase method applied to the fair value of all assets and liabilities as at June 30, 2006. Certain assets not reflected in the fair value of Access were assigned a fair value based on estimates by management.

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures and finalization of working capital adjustments pursuant to the purchase agreement.

For the three months ended September 30, 2006 the business activities of Access was fully consolidated with Alexco. Further information on the business acquisition can be found in note 3 of the audited financial statements for the year ended June 30, 2006 and in the business acquisition report filed on SEDAR.

Results of Operations

The Company had a net loss after tax of $56,000 (or $0.00 per share) for the quarter ended September 30, 2006, compared with a net loss of $303,000 (or $0.02 per share) for the same quarter in 2005. The main factors for the decrease in loss is an increase of $379,000 from gross profit due to additional revenues from Access Consulting and Keno Hill, and an increase of $187,000 from interest income offset by an increase of $196,000 from corporate expenses.

The Company is continuing, as a contractor, to provide environmental care and maintenance for the Keno Hill property and in addition is performing a number of additional special care and maintenance projects for the Government of Yukon. Access Consulting is continuing to provide environmental services to other mining companies throughout the Yukon Territory.

The Company had consulting revenues of $1,331,000 for the period ended September 30, 2006 compared with $49,000 for the same period in 2005. In 2006 the Company actively obtained new sources of consulting income with other mining companies and the Yukon government as well as ongoing business from Access

Expenses were $627,000 for the quarter ended September 30, 2006 compared with $431,000 for the same period in 2005. The largest increase was office costs of $131,358 in the current quarter compared with $22,000 in the same quarter of the previous year. Salaries and contractors had also increased $66,000. Both of these increases were due to the addition of the Access office located in Whitehorse, Yukon.

Other expenses have increased with the expansion of business activities. Travel costs incurred in pursuit of new environmental remediation agreements and contracts increased to $49,000 in the current period from $2,901 in the prior year’s period. Professional fees associated with auditing and tax planning had increased by $52,000.

Interest income was $233,000 in the quarter ended September 30, 2006 compared with $45,688 for the quarter ended September 30, 2005. The increase is a result of the Company investing its excess cash in short term highly liquid investments.

Selected Financial Data

The following quarterly information is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and reported in Canadian dollars.

Quarterly Information
(unaudited)

	9/30/06 $	6/30/06 $	3/31/06 $	12/31/05 $	9/30/05 $	6/30/05(1) $
Net revenues	401,000	52,000	79,000	54,000	21,000	34,000
Expenses	627,000	1,963,000	586,000	743,000	431,000	845,000
Other income	233,000	192,000	504,000	28,000	107,000	100,000
Loss for the quarter	(56,000)	(1,718,000)	(3,000)	(661,000)	(303,000)	(711,000)
Loss per share – basic and diluted	($0.00)	($0.08)	($0.00)	($0.05)	($0.02)	($0.10)

(1) Includes results from March 15 to March 31, 2005.

The main fluctuations over the previous six quarters related to stock-based compensation, business acquisition and new consulting revenues from remediation and the Keno Hill care and maintenance projects.

Liquidity and Capital Resources

At September 30, 2006 the Company had cash and cash equivalents of $9.5 million and restricted cash of $12.4 million. The Company’s working capital balance was $9.2 million which has decreased from June 30, 2006 by $2.8 million due mainly to the ongoing exploration program at Keno Hill.

The Company expended $75,000 for reclamation and closure work at the Brewery Creek mine site. Alexco expended $2,258,000 on mineral properties and deferred exploration costs predominately at the Keno Hill property. The Company also moved into a new head office and accordingly purchased $66,000 of office and related equipment. Proceeds from the exercise of warrants and stock options was $205,000 and $115,000, respectively. The Company has no significant commitments for capital resources. The Company continues to hold restricted cash in interest bearing instruments and received $96,000 from these investments.

The Company currently has sufficient working capital to complete the planned exploration activities for 2006 on the Keno Hill, Brewery Creek and McQuesten properties, to pursue additional reclamation consulting projects and to cover on-going general and administrative costs. Initial drill results warrant an expansion of the exploration program at Keno Hill for 2007. The Company is currently reviewing its programs for 2007. The Company has obtained its main source of funding from equity issuances. There can be no assurance of continued access to significant equity funding in the future.

Share Data

The following is the Company’s issued and outstanding share data as at November 8, 2006, the date of this MDA. Each stock option and warrant is exercisable for one common share of the Company.

Securities	Number	Exercise Price	Expiry Date
Common shares	28,367,592	n/a	n/a
Stock Options	945,000 220,000 1,105,000	$0.80 $1.50 $3.08	June 15, 2012 December 16, 2012 May 18, 2013
Warrants	80,045 66,862 190,971	$1.50 $2.35 $2.50	January 26, 2007 April 13, 2007 April 28, 2007

Commitments

As at September 30, 2006, the Company has aggregate commitments and operating leases for vehicles, office space and office equipment totalling $793,000. The future minimum lease payments at the end of the year are as follows.

2007	$154,000
2008	$197,000
2009	$176,000
2010	$135,000
2011	$131,000
Thereafter	-
$793,000

The Company also has an annual advance royalty payment on the McQuesten property of which the Company’s portion is $14,000.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the quarter ended September 30, 2006, the Company entered into the following related party transactions:

a)

The Company recorded $115,500 (2005 - $78,762) in consulting fees to ALM, which was related by having one director and one officer in common. At September 30, 2006, accounts payable and accrued liabilities include $41,810 (2006 - $43,101) owing to ALM.

b)

The Company recorded $193,875 (2005 - $12,600) in technical service fees to NovaGold Resources Inc., which was related by having two directors in common. At September 30, 2006, accounts payable and accrued liabilities include $73,142 (2006 - $160,777) due to NovaGold Resources Inc.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. There have been no material changes in critical accounting estimates since the

Company’s audited consolidated financial statements and related notes for the year ended June 30, 2006 were prepared.

Outlook

The Company is currently reviewing all of its programs for 2007. Initial drill results at the Keno Hill project warrants a significant expansion of the exploration program for the next year.

The 2007 Keno Hill program will concentrate on continued district exploration and resource definition. As currently envisioned, the program will further define and expand Inferred Resources at the Bellekeno, Silver King and Husky Southwest deposits using surface diamond drilling. Alexco plans to have three or four rigs drilling at Keno Hill for at least eight months in 2007, drilling a minimum of 30,000 meters of both surface and deep drill holes.

Alexco is working with the Nacho Nyak Dun First Nation (NND), their First Nation partner at the Keno Hill property, to draft a partnership agreement. The agreement will outline Alexco’s socioeconomic and environmental responsibilities relating to the NND, and ensure the NND continue to participate in and benefit from the project.

Forward-Looking Statements

This MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.